SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)*

Castle Brands Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

148435100
(CUSIP Number)

J. Bryant Kirkland III
Vice President and Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
Telephone: (305) 579-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS VECTOR GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		11,428,576
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		11,428,576
PERSON WITH	10	SHARED DISPOSITIVE POWER
		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,428,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.7% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO; HC

(1) The calculation of the percentage is based on 107,202,145 Common Shares outstanding as of February 14, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010 filed with the Securities and Exchange Commission on February 14, 2011.

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SCHEDULE 13D/A

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Vector Group Ltd. (“VGR” or the “Reporting Person”), a Delaware corporation, with the Securities and Exchange Commission (the “SEC”) on October 21, 2008, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 1. Security and Issuer

Item 1 is hereby deleted in its entirety and replaced with the following:

This statement on Schedule 13D (this “13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 122 East 42nd Street, Suite 4700, New York, NY 10168, (646) 356-0200.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

To the best knowledge of VGR, the source of funds for the acquisition of the $50,000 initial aggregate principal amount Temporary Note (as defined herein) acquired by Mr. Richard J. Lampen, the Executive Vice President of VGR and the Chief Executive Officer and a director of the Issuer, on June 14, 2011 pursuant to the Affiliate Purchase Agreement (as defined herein) was from the personal funds of Mr. Lampen.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On June 8, 2011, the Issuer entered into two Securities Purchase Agreements (collectively, the “Securities Purchase Agreement”), between the Issuer and each purchaser identified on the signature pages thereto (the “Purchasers”), pursuant to which the Issuer agreed to issue and the Purchasers agreed to purchase an aggregate of approximately $2.2 million of the Issuer’s newly-designated 10% Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), for its stated value of $1,000 per share (the “Stated Value”), and warrants (the “Warrants”) to purchase 50% of the number of Common Shares issuable upon conversion of such Series A Preferred Stock for an exercise price of $0.38 per share, subject to adjustment (including Dilutive Issuances, as defined below), in a private offering. Also on June 8, 2011, the Issuer entered into a Securities Purchase Agreement ( the “Affiliate Purchase Agreement”), with certain directors, officers and other affiliates of the Issuer identified on the signature pages thereto, including Mr. Richard J. Lampen, the Executive Vice President of VGR and the Chief Executive Officer and a director of the Issuer (the “Affiliate Purchasers”), pursuant to which the Issuer agreed to issue and the Affiliate Purchasers agreed to purchase an aggregate of approximately $1.0 million of Series A Preferred Stock and Warrants on substantially the same terms as the transactions under the Securities Purchase Agreement, subject to shareholder approval of such issuance in accordance with the rules and regulations of the NYSE Amex. Pending such shareholder approval, the Issuer issued an aggregate of approximately $1.0 million in promissory notes (the “Temporary Notes”) to the Affiliate Purchasers, which Temporary Notes will convert into Series A Preferred Stock and Warrants following such shareholder approval. The Temporary Notes bear interest at a rate of 10% per annum and mature 18 months from the date of issuance, subject to conversion under the Affiliate Purchase Agreement. Upon conversion of the Temporary Notes, accrued but unpaid interest thereon will convert into accrued but unpaid dividends on the Series A Preferred Stock to be acquired. Pursuant to the Affiliate Purchase Agreement, Mr. Lampen acquired a Temporary Note with an initial aggregate principal amount of $50,000.

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Also on June 8, 2011, the Issuer entered into an Exchange Agreement (the “Exchange Agreement” and together with the Securities Purchase Agreement and the Affiliate Purchase Agreement, the “Purchase Agreements”), as amended, with certain holders of its outstanding debt, including VGR and Mr. Lampen and certain other affiliates of the Issuer identified on the signature pages thereto (the “Exchange Purchasers”), pursuant to which the Issuer agreed to issue and the Exchange Purchasers agreed to purchase shares of Series A Preferred Stock and Warrants in exchange for approximately $3.6 million aggregate principal amount of existing debt of the Issuer, and accrued but unpaid interest thereon (other than accrued but unpaid interest on one tranche of existing debt not held by VGR or Mr. Lampen), on substantially the same terms as those set forth in the Securities Purchase Agreement and the Affiliate Purchase Agreement, subject to shareholder approval of such issuance in accordance with the rules and regulations of the NYSE Amex. Pursuant to the Exchange Agreement, VGR agreed to exchange that certain promissory note issued by the Issuer to VGR dated December 27, 2010, with an initial aggregate principal amount of $200,000, and all accrued but unpaid interest thereon (the “Existing VGR Debt”), and Mr. Lampen agreed to exchange that certain promissory note issued by the Issuer to Mr. Lampen dated December 27, 2010, with an initial aggregate principal amount of $100,000, and all accrued but unpaid interest thereon, and $100,000 initial aggregate principal amount of outstanding debt of the Issuer to Mr. Lampen issued under that certain Credit Agreement, dated as of December 30, 2009, by and among the Issuer, Mr. Lampen and the other lenders party thereto (the “Existing Lampen Debt”).

VGR entered into an irrevocable agreement (the “Voting Agreement”) to vote its Common Shares in favor of the transactions contemplated by the Purchase Agreements.

VGR disclaims beneficial ownership of the Series A Preferred Stock and Warrants issuable to it pursuant to the Exchange Agreement, as well as the Common Shares issuable upon the conversion of such Series A Preferred Stock, Liquidation (as defined below) of the Issuer, or exercise of such Warrants, because VGR only has the right to acquire such securities following shareholder approval of the issuance thereof in accordance with the rules and regulations of the NYSE Amex. Mr. Lampen disclaims beneficial ownership of the Series A Preferred Stock and Warrants issuable to him pursuant to the Affiliate Purchase Agreement and the Exchange Agreement, as well as the Common Shares issuable upon the conversion of such Series A Preferred Stock, Liquidation of the Issuer, or exercise of such Warrants, because Mr. Lampen only has the right to acquire such securities following shareholder approval of the issuance thereof in accordance with the rules and regulations of the NYSE Amex. If shareholder approval of such issuance is obtained, Mr. Lampen will receive 50 shares of Series A Preferred Stock (initially convertible into 167,474 Common Shares) and Warrants to acquire 82,237 Common Shares upon conversion of his Temporary Note. The number of shares of Series A Preferred Stock and Warrants issuable to each of VGR and Mr. Lampen following such shareholder approval upon exchange of the Existing VGR Debt and Existing Lampen Debt, respectively, is not presently determinable because additional interest will accrue on such debt through the date of exchange and will also be exchanged for Series A Preferred Stock and Warrants.

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The Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of June 8, 2011, with the purchasers under the Purchase Agreements, including VGR and Mr. Lampen, pursuant to which the Issuer agreed to register for resale the Common Shares issuable upon conversion of the Series A Preferred Stock, Liquidation of the Issuer and exercise of the Warrants.

10% Series A Convertible Preferred Stock of the Issuer

The Articles of Amendment to the Issuer’s Articles of Incorporation Designating the Preferences, Rights and Limitations of 10% Series A Convertible Preferred Stock of the Issuer (the “Articles of Designation”) provide for the following preferences, rights and limitations of the Series A Preferred Stock:

Dividends. Holders of Series A Preferred Stock are entitled to receive cumulative dividends thereon at the rate per share (as a percentage of the Stated Value per share) of 10% per annum (calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods), whether or not declared by the Board of Directors of the Issuer, which dividends are payable upon conversion of the Series A Preferred Stock or upon a Liquidation (as defined below) (with respect only to Series A Preferred Stock not previously converted) in an amount of duly authorized, validly issued, fully paid and non-assessable Common Shares (the dollar amount to be paid in Common Shares, the “Dividend Share Amount”) equal to the quotient of (x) the applicable Dividend Share Amount divided by (y) the Conversion Price.

Voting Rights. The Series A Preferred Stock will be voted equally with the Common Shares and not as a separate class, at any annual or special meeting of shareholders of the Issuer, and may act by written consent in the same manner as the Common Shares, in either case upon the following basis: each holder of Series A Preferred Stock will be entitled to the number of votes equal to the whole number of Common Shares into which such holder’s aggregate number of shares of Series A Preferred Stock are convertible pursuant to the Articles of Designation immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent, subject to the Issuable Maximum (as defined below).  As long as any shares of Series A Preferred Stock are outstanding, the Issuer may not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Articles of Designation, (ii) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation senior to the Series A Preferred Stock, (iii) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series A Preferred Stock, (iv) increase the number of authorized shares of Series A Preferred Stock, or (v) enter into any agreement with respect to any of the foregoing; provided, however, that as long as any shares of Series A Preferred Stock are outstanding, the Issuer may not alter or amend the anti-dilution provisions of the Articles of Designation without the affirmative vote of the holders of 67% of the then outstanding shares of Series A Preferred Stock.

Rank. With respect to distributions upon Liquidation, the Series A Preferred Stock ranks senior to all classes of Common Shares and to each other class of the Issuer’s capital stock existing now or hereafter created that are not specifically designated as ranking senior to the Series A Preferred Stock.  The Issuer may not issue any capital stock that is senior to the Series A Preferred Stock unless such issuance is approved by the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred Stock voting separately as a class.

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Liquidation Preference. Upon any liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary (a “Liquidation”), the holders of Series A Preferred Stock will be entitled to receive out of the assets, whether capital or surplus, of the Issuer an amount equal to the Stated Value, plus any accrued and unpaid dividends thereon and any other fees then due and owing thereon under the Articles of Designation, for each share of Series A Preferred Stock before any distribution or payment shall be made to the holders of any junior securities, and if the assets of the Issuer are insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of Series A Preferred Stock will be ratably distributed among such holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

Conversion. Each share of Series A Preferred Stock is convertible, at any time and from time to time at the option of the holder thereof, into that number of Common Shares (subject to the limitations set forth in the Articles of Designation) determined by dividing the Stated Value of such share of Series A Preferred Stock by the conversion price, which is initially $0.304 (the “Conversion Price”), subject to adjustment as provided in the Articles of Designation, including in the event that, during the Threshold Period (as defined in the Articles of Designation), the Issuer sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Shares or Common Stock Equivalents (as defined in the Articles of Designation) entitling any person to acquire Common Shares at an effective price per share that is lower than the then Conversion Price (a “Dilutive Issuance”).  The Conversion Price is based on the average closing price of the Common Shares as reported on the NYSE Amex for the five trading days preceding the execution of the Purchase Agreements.  The Issuer may not effect any conversion of the Series A Preferred Stock, and a holder will not have the right to convert any portion of the Series A Preferred Stock, to the extent that, after giving effect to the conversion, such holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Series A Preferred Stock held by the applicable holder (the “Beneficial Ownership Limitation”).  A holder, upon not less than 61 days’ prior written notice to the Issuer, may increase or decrease the Beneficial Ownership Limitation applicable to its Series A Preferred Stock; any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer and will only apply to such holder and no other holder; provided, however, that the Beneficial Ownership Limitation will not apply to any holder whose beneficial ownership of Common Shares exceeded the Beneficial Ownership Limitation as of the date of issuance of such holder’s Series A Preferred Stock.

Issuance Limitation. Until such time as the Issuer has obtained the approval of its shareholders required by the applicable rules and regulations of the NYSE Amex with respect to the transactions contemplated by the Purchase Agreements, the Issuer may not issue, upon conversion of the Series A Preferred Stock, a number of Common Shares which, when aggregated with any Common Shares issued on or after the date of the Purchase Agreements and prior to such conversion (i) in connection with any conversion of Series A Preferred Stock issued pursuant to the Purchase Agreements and (ii) in connection with the exercise of any Warrants issued pursuant to the Purchase Agreements would exceed 19.99% of the Common Shares outstanding as of the date of the Purchase Agreements (subject to adjustment for forward and reverse stock splits, recapitalizations and the like) (such number of shares, the “Issuable Maximum”).  Each holder of Series A Preferred Stock shall be entitled to a percentage of the Issuable Maximum equal to the quotient obtained by dividing (x) the original Stated Value of such holder’s Series A Preferred Stock by (y) the aggregate Stated Value of all Series A Preferred Stock issued on the Original Issue Date.  In addition, each holder may allocate its pro-rata portion of the Issuable Maximum among Series A Preferred Stock and Warrants held by it in its sole discretion.

Forced Conversion. If (i) there is an effective registration statement covering the Common Shares issuable upon conversion of the Series A Preferred Stock or all such shares may be sold pursuant to Rule 144 without the requirement for the Issuer to be in compliance with Rule 144(c)(1), (ii) the average daily volume of the Common Shares exceeds $100,000 per trading day and (iii) the VWAP (as defined in the Articles of Designation) for at least 20 trading days during any 30 consecutive trading day period exceeds $0.76 (subject to adjustment), the Issuer may convert all or any portion of the outstanding Series A Preferred Stock into Common Shares.  In the event of a Fundamental Transaction (as defined in the Articles of Designation), the Issuer may convert all of the Series A Preferred Stock plus all accrued but unpaid dividends thereon into Common Shares concurrently with the consummation of such Fundamental Transaction.

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Common Share Purchase Warrants

The Warrants are exercisable for a period of five years and are subject to the Beneficial Ownership Limitation and Issuable Maximum applicable to the Series A Preferred Stock. The initial exercise price of the Warrants is equal to 125% of the Conversion Price of the Series A Preferred Stock. If at any time after the six-month anniversary of the date of the Purchase Agreements there is no effective registration statement registering for resale the Common Shares issuable upon exercise of the Warrants, then the Warrants may only be exercised at such time by means of a cashless exercise. In the event of a Fundamental Transaction (as defined in the Warrants), the Issuer or any successor entity may, at the Issuer’s or such successor entity’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction, purchase the Warrant by paying to the holder thereof an amount of cash equal to the Black-Scholes Value (as defined in the Warrant) of the remaining unexercised portion of the Warrant on the date of the consummation of such Fundamental Transaction. If, after the one year anniversary of the closings of the transactions contemplated by the Securities Purchase Agreement, among other conditions, (i) the VWAP (as defined in the Articles of Designation) for any 20 trading days during any 30 consecutive trading days exceeds $0.95 (subject to adjustment), and (ii) the average daily volume for such measurement period exceeds $100,000 per trading day, then the Issuer may call for cancellation all or any portion of the Warrants on the tenth trading day after such call, for consideration equal to $0.01 per Common Share issuable upon exercise of the Warrants.

The foregoing descriptions of the Affiliate Purchase Agreement, Exchange Agreement, Registration Rights Agreement, Voting Agreement, Warrants, Temporary Note and Articles of Designation are not complete and are qualified in their entirety by reference to the full text of the Affiliate Purchase Agreement, Exchange Agreement, Registration Rights Agreement, Voting Agreement, Warrants, Temporary Notes and Articles of Designation, which are attached hereto as Exhibits 2, 3, 4, 5, 6, 7 and 8, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

VGR and its directors and executive officers beneficially own Common Shares as follows:

Name	Number of Common Shares		Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding
VGR	11,428,576		Sole(1)	Sole(1)	10.7	%(2)

Henry C. Beinstein	25,000	(3)	Sole	Sole	0.02	%(4)

Richard J. Lampen	861,501	(5)	Sole	Sole	0.8	%(6)

(1) To the knowledge of VGR, none of the directors and executive officers of VGR may be deemed to exercise voting power and dispositive power with respect to the shares owned by VGR.
(2) The calculation of the percentage is based on 107,202,145 Common Shares outstanding as of February 14, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010 filed with the Securities and Exchange Commission on February 14, 2011.

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(3) Includes vested options to purchase 25,000 Common Shares.
(4) The calculation of the percentage is based on (i) 107,202,145 Common Shares outstanding as of February 14, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010 filed with the Securities and Exchange Commission on February 14, 2011 and (ii) 25,000 Common Shares to be issued upon the exercise of vested options held by Mr. Beinstein.
(5) Includes vested options to purchase 600,000 Common Shares.
(6) The calculation of the percentage is based on (i) 107,202,145 Common Shares outstanding as of February 14, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010 filed with the Securities and Exchange Commission on February 14, 2011 and (ii) 600,000 Common Shares to be issued upon the exercise of vested options held by Mr. Lampen.

To the knowledge of VGR, none of the directors and executive officers of VGR may be deemed to be acting as a group with VGR. There does not exist any agreement between or among VGR and any of the persons listed in Exhibit 1 attached hereto regarding the purchase, disposition, holding or voting of any of the Issuer’s securities. Accordingly, VGR disclaims beneficial ownership of the shares of the Issuer’s securities held by any of the persons listed in Exhibit 1 attached hereto.

(c)           Item 5(c) is hereby deleted in its entirety and replaced with the following:

The information contained in Item 4 of this Amendment is incorporated herein by reference. Except as set forth in Item 4 of this Amendment, neither VGR nor, to the knowledge of VGR, any of its directors and executive officers has effected any other transactions in the Series A Preferred Stock or Common Shares in the past 60 days.

(d)           No persons other than VGR and Mr. Lampen have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by them.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby deleted in its entirety and replaced with the following:

Exhibit 1	Executive Officers and Directors of VGR. (incorporated herein by reference to Exhibit A to the Original 13D).

Exhibit 2
Securities Purchase Agreement dated as of June 8, 2011, between the Issuer and each affiliate purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 9, 2011).

Exhibit 3
Exchange Agreement dated as of June 8, 2011, between the Issuer and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 9, 2011) and First Amendment to Exchange Agreement, dated as of June 13, 2011, between the Company and Frost Gamma Investments Trust (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 14, 2011).

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Exhibit 4
Registration Rights Agreement dated as of June 8, 2011, between the Issuer and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 9, 2011).

Exhibit 5	Voting Agreement

Exhibit 6	Form of Common Stock Purchase Warrant to be issued by the Issuer (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on June 9, 2011).

Exhibit 7	Form of Temporary Note to be issued by the Issuer (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on June 9, 2011).

Exhibit 8
Articles of Amendment to Articles of Incorporation Designating the Preferences, Rights and Limitations of 10% Series A Convertible Preferred Stock of the Issuer (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 9, 2011).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 17, 2011

VECTOR GROUP LTD.

By:	/s/ J. Bryant Kirkland III
	Name:	J. Bryant Kirkland III
	Title:	Vice President and Chief
Financial Officer